Exhibit 99.1

BW LPG Limited – Regulatory Decision on Norwegian Takeover Rules and Singapore Takeover Code Waiver

Singapore, 23 January 2026

As a company registered in Singapore and listed on the Euronext Oslo Børs (“OSE”) and the New York Stock Exchange (“NYSE”), BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG”, NYSE ticker code: “BWLP”) is by default, subject to Singapore, U.S. and Norwegian take-over rules. The Company has been granted a waiver from the Singapore Code on Take-overs and Mergers (the "Singapore Code") and accordingly, the Company is currently subject to both U.S. and Norwegian take-over rules.

The Company considers that being subject to a single set of U.S. take-over rules provides adequate shareholder protection, greater regulatory clarity, and the ease for major shareholders to provide support in a softer market. On this basis, the Company submitted an application to the Norwegian Financial Supervisory Authority (the "NFSA") for an exemption from the provisions on voluntary and mandatory offers in Chapter 6 of the Norwegian Securities Trading Act (the "STA"). In its decision dated 16 January 2026, the NFSA decided not to grant the exemption. The NFSA's assessment and reasoning are set out in its decision, which has been published on the NFSA's website.

On 7 September 2023, the Company was granted a waiver by the Securities Industry Council of Singapore (the “SIC”) from the general application of the Singapore Code to the Company following its proposed redomiciliation from Bermuda to Singapore (the “Redomiciliation”). On 24 April 2024, the SIC confirmed that the said waiver (the “Waiver”) would continue to apply upon the completion of the Company’s listing on the NYSE in addition to its current listing on the OSE and its Redomiciliation (the “2024 Ruling”), subject to the Company disclosing in the document to shareholders on the scheme of arrangement in relation to the Redomiciliation under the Bermuda Companies Act (the “Scheme”) that the Company had obtained the Waiver from the SIC and that the Singapore Code would not apply to the Company following completion of the Redomiciliation (the “2024 Ruling Disclosure Condition”).

In this regard, the Company had, in the document to shareholders in relation to the Scheme, referenced the obtaining of the Waiver as a condition to the Scheme and subsequently announced that all conditions to the Scheme had been satisfied. However, the SIC (in its 17 December 2025 ruling set out below) stated that these disclosures did not comply with the 2024 Ruling Disclosure Condition to make the requisite disclosures to shareholders and the Waiver granted under the 2024 Ruling did not come into effect.

In September 2025, the Company submitted an application to seek the SIC’s confirmation that the Waiver would still apply to the Company assuming the application to the NFSA for an exemption be successful. On 17 December 2025, the SIC granted the Waiver, and confirmed it would remain in effect regardless of the NFSA's decision.

Accordingly, there will be no change to the take-over rules that apply to the Company, which will continue to be subject to both U.S. and Norwegian take-over rules.

For further information, please contact:

Kristian Sørensen, CEO, BW LPG

Samantha Xu, CFO, BW LPG

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of more than 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.
Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.